Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
June 7, 2006.

Item 3	News Release
The news release was disseminated on June 7, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that infill diamond drilling at the Pitarrilla silver project in Mexico continues to demonstrate continuity of mineralization over thick intervals at the South Ridge Zone. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Item 5	Description of Material Change
See attached news release 06-25.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
June 7, 2006.

June 7, 2006	Trading Symbols:
News Release 06-25	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS FURTHER RESULTS FROM

PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that infill diamond drilling at the Pitarrilla silver project in Mexico continues to demonstrate continuity of mineralization over thick intervals at the South Ridge Zone. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Highlights from selected holes include:

•       PD-130, a vertical hole collared on the same coordinates as PD-129, which intersected 166.0 feet averaging 5.7 ounces of silver per ton (50.6 meters averaging 193.6 grams of silver per tonne). This hole ended in mineralization and was abandoned due to ground conditions.

•       PD-134, an angled hole located 125 meters northwest of PD-130 which intersected 3.6 ounces of silver per ton over 666.0 feet (123.7 grams of silver per tonne over 203.0 meters).

•       PD-137, an angled hole collared on the same coordinates as PD-134 and drilled in the opposite direction, which intersected 3.0 ounces of silver per ton over 169.9 feet (102.8 grams of silver per tonne over 51.8 meters).

These results further exhibit the continuity of mineralization in the South Ridge Zone. Drilling continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives). The down dip extension of this zone remains relatively untested. Drilling is continuing with three diamond drill rigs now on site. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Selected Pitarrilla Diamond Drilling Results – June 2006

South Ridge Zone

Hole No.	Coordinates	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Silver (grams/tonne)	Interval (feet)	Silver (oz./ton)

PD-126	504168E 2810506N	50 degrees/ 245 degrees	20.4	48.8	28.4	42.3	93.2	1.2

PD-129	504211E 2810497N	50 degrees/ 65 degrees	71.3	83.8	12.5	107.9	41.0	3.2

PD-130	504210E 2810497N	90 degrees/ 0 degrees	47.2	97.8	50.6	193.6	166.0	5.7

PD-134	504129E 2810588N	65 degrees/ 65 degrees	4.6	207.6	203.0	123.7	666.0	3.6

PD-137	504126E 2810587N	50 degrees/ 245 degrees	1.5	53.3	51.8	102.8	169.9	3.0

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.